

April 2, 2012

Via U.S. Mail
Gary J. Knauer
Chief Financial Officer
American Learning Corporation
One Jericho Plaza
Jericho, NY 11753

> **Re:** **American Learning Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed June 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **Supplemental Response Letter Dated January 26, 2012**
> **File No. 000-14807**

Dear Mr. Knauer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2011

Supplemental Response Letter dated January 26, 2012

Consolidated Statements of Cash Flows, page F-5

1. We note your response to comment 3 in our letter dated January 13, 2012 and we reissue it in part. Noncash investing and financing activities, such as the $450,000 note receivable, should be disclosed in a separate note or schedule on the face of the statement of cash flows or in a note to the financial statements that is referenced to the statement. Please revise in any amended or future filing.

<u>Notes to Consolidated Financial Statements, page F-6</u>

<u>(1) Summary of Significant Accounting Policies, page F-6</u>

<u>(e) Revenue Recognition, page F-6</u>

2. We note your response to comments 4 and 5 in our letter dated January 13, 2012 and your proposed revenue recognition policy disclosure. Please provide this information in your revenue recognition policy in all future filings.

<u>(2) Discontinued Operations, page F-8</u>

3. In response to comment 7 in our letter dated January 13, 2012, you state that the balance of goodwill remains unchanged because it was not determined to be impaired. Please note that our comment is not a matter of impairment. We are asking you to explain how you disposed of part of a reporting unit that constituted a business without reducing the goodwill balance that was attributable to the unit in its entirety. Please advise and refer to the guidance of ASC 350-20-35-52. Impairment testing may have been warranted after you reduced goodwill to reflect the disposal of the Upstate business.

4. Tell us how any fixed assets located in the Upstate Region and accounts receivable attributable to the Upstate Region factored into the calculation of the gain.

5. We note your response to comment 8 in our letter dated January 13, 2012 that you accrued expenses of $75,312 related to the sale of the Upstate Region business. Please tell us how you considered the accrued expenses on the computation of the gain of $360,702.

6. Please explain to us the nature of the litigation referred to in the agreement of sale of ITG and the date the litigation commenced.

<u>Form 10-Q for the six months ended September 30, 2011</u>

<u>Financial Statements, page 2</u>

<u>Statements of Operations, page 4</u>

7. You have not provided a substantive response to comment 11 in our letter dated January 13, 2012. Explain to us the specific nature of revenues and expenses that you reported as income from discontinued operations in periods after you sold the Upstate Region business and explain the nature of your continued involvement with the business and when you anticipate it ending. We may have further comments upon review of your response.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining